EXHIBIT 23 (a)(7)

ARTICLES SUPPLEMENTARY
TO
ARTICLES OF INCORPORATION
OF
FIRST PACIFIC MUTUAL FUND, INC.

First Pacific Mutual Fund, Inc., a Maryland corporation having its principal office in Baltimore, Maryland (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  The Corporation is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended.

SECOND:  The total number of shares of Common Stock that the Corporation currently has authority to issue is one hundred million (100,000,000), with a par value of one cent ($.01) per share, and an aggregate par value of one million dollars ($1,000,000), sixty million (60,000,000), par value six hundred thousand dollars ($600,000), of which shares are allocated and classified as follows:

Name of Series	Total Number of Shares Allocated
Hawaii Municipal Fund – Investor Class	40,000,000
First Pacific Low Volatility Fund – Investor Class	20,000,000

with forty million shares (40,000,000) being unclassified shares of Common Stock.

THIRD: Pursuant to authority expressly given to the Corporation’s Board of Directors (the “Board”) in Article V of the Corporation’s Charter, the Board, at a meeting duly convened and held on November 26, 2013, adopted resolutions classifying and designating Twenty Million (20,000,000) authorized and unissued shares of the Corporation’s Common Stock (par value $0.01 per share) as the First Pacific Low Volatility Fund – Institutional Class shares of Common Stock;

FOURTH:  A description of the shares so classified with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as set or changed by the Board is as follows:

The shares of First Pacific Low Volatility Fund – Investor Class and shares of the First Pacific Low Volatility Fund – Institutional Class shall be invested in a common investment portfolio.

A description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each class of Common Stock of the Corporation (each hereinafter referred to as a “Class”) and each common investment portfolio of the Corporation (each hereinafter referred to as a “Series”) is set forth in the Corporation's Charter with respect to its shares generally and to the following:

(i)  Except for the differences set forth below or elsewhere in the Articles of Incorporation of the Corporation, as amended and supplemented, or required by law, each Class invested in a common Series shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption as each other Class invested in such Series.

(ii)  The investment income and losses, capital gains and losses, and expenses and liabilities of each Series shall be allocated among the Classes invested in such Series in such manner as may be determined by the Board in accordance with law and the Corporation’s multiple class plan (the “Plan”), adopted in accordance with Rule 18f-3 under the Investment Company Act of 1940, as amended, as such Plan may then be in effect.

(iii)  The liabilities and expenses attributable to the respective Classes invested in a common Series shall be determined separately from those of each other and, accordingly, the net asset values, the dividends and distributions payable to holders, and the amounts distributable in the event of liquidation of the Corporation or of the Series to holders of shares invested in the Series may vary between the Classes.

(iv)  Except as may otherwise be provided in the Plan or by law, the holders of shares of each Class invested in a common Series shall have, respectively, exclusive voting rights with respect to any matter submitted to a vote of stockholders that only affects the holders of the respective Class, and no voting rights with respect to any matter submitted to a vote of stockholders that does not affect holders of that Class.

FIFTH:  (a)  These Articles Supplementary do not increase the total number of shares that the Corporation is authorized to issue or the aggregate par value thereof.  The total number of shares of capital stock which the Corporation is presently authorized to issue remains One Hundred Million (100,000,000) shares of capital stock of the par value of One Cent ($0.01) per share and of the aggregate par value of One Million Dollars ($1,000,000).

(b)        After the classification as provided in Article THIRD, the number of shares of each authorized class of Common Stock, classified or remaining unclassified, are as follows:

Hawaii Municipal Fund – Investor Class:  Forty Million (40,000,000) shares of capital stock of the Corporation of the par value of One Cent ($0.01) per share and of the aggregate par value of Four Hundred Thousand Dollars ($400,000);

First Pacific Low Volatility Fund – Investor Class:  Twenty Million (20,000,000) shares of capital stock of the Corporation of the par value of One Cent ($0.01) per share and of the aggregate par value of Two Hundred Thousand Dollars ($200,000);

First Pacific Low Volatility Fund – Institutional Class:  Twenty Million (20,000,000) shares of capital stock of the Corporation of the par value of One Cent ($0.01) per share and of the aggregate par value of Two Hundred Thousand Dollars ($200,000);

with twenty million shares (20,000,000) being unclassified shares of Common Stock.

SIXTH:  The shares of the Corporation have been classified by the Board as set forth herein pursuant to authority contained in the Corporation’s Articles of Incorporation, as amended and supplemented.

IN WITNESS WHEREOF, First Pacific Mutual Fund, Inc. has caused these presents to be signed in its name and on its behalf by its President and witnessed by its Secretary as of the 27th day of November, 2013.

WITNESS:	FIRST PACIFIC MUTUAL FUND, INC

/s/ Lugene Endo Lee	/s/ Terrence K.H. Lee
Name: Lugene Endo Lee	Name: Terrence K.H. Lee
Title: Secretary	Title: President

CERTIFICATE

THE UNDERSIGNED, President of First Pacific Mutual Fund, Inc., who executed on behalf of said Corporation the foregoing Articles Supplementary to the Articles of Incorporation, as amended and supplemented, of which this certificate is made a part, hereby acknowledges that the foregoing Articles Supplementary are the act of the said Corporation and further certifies that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

/s/ Terrence K.H. Lee
Name: Terrence K.H. Lee
Title: President